BAT Industries



BRITISH AMERICAN TOBACCO

03 APR 16 AM 7:21

www.bat.com

news release

FILE No. 82-33 SUPPL

4 April 2003

The following statement was released today by British American Tobacco in Peru:

PROCESSED APR 24 2003 THOMSON FINANCIAL

"British American Tobacco acquires control of Tabacalera Nacional

Lima 4 April 2003. British American Tobacco today announced that its subsidiary, British American Tobacco Peru Holdings Limited ("BAT Peru") has acquired the shares of the three companies which together control the common stock and investment shares of Tabacalera Nacional S.A.A. The acquisition represents British American Tobacco's confidence in the Peruvian economy and unites two highly complementary brand portfolios.

BAT Peru Holdings has also acquired control of a number of companies engaged in the provision of leaf and raw materials to Tabacalera Nacional and in the distribution in Peru of cigarettes, matches, alcohol and other products including, amongst others, Tabacos del Peru S.A., Hoja Peruana de Tabaco S.A., Filtros del Peru S.A., Representaciones Alpamayo, S.A. and Distribuidora Dinamica S.A.

BAT Peru Holdings confirms that, as a consequence of acquiring the shares of the companies which have control of Tabacalera Nacional, it will, in accordance with Peruvian Securities Regulations, be making a public offer for the outstanding minority common stock of Tabacalera Nacional. The agreement for the purchase of these companies places a value of US$240 per common stock unit of Tabacalera Nacional.

Across Latin America, British American Tobacco is the largest tobacco group with around 55 per cent of the market. It has leading positions in Brazil, Chile, Venezuela, Central America and many Caribbean countries. It is also a strong player in Argentina, Mexico and Colombia. British American Tobacco has been investing in Peru since 1995."

The aggregate net equity of all the companies acquired is in the region of US$ 37 million.

Ends.

Notes to editors

British American Tobacco is the world's most international tobacco group, doing business in 180 countries and has a global market share of 14.6 per cent. With more than 300 brands in its portfolio, the group makes cigarettes chosen by one in seven of the world's one billion adult smokers.

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The Group has more than 80 factories in 64 countries, processing some 660 million kilos of leaf and producing some 777 billion cigarettes a year. Worldwide it employs more than 80,000 people.

Enquiries:

Investor Relations:
Ralph Edmondson
Tel: +44 (0)20 7845 1180

Press Office:
Dave Betteridge, Ann Tradigo, Sarah Corbey
Tel: +44 (0)20 7845 2888